UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2020

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.

(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

[Free English Translation]

BANCO SANTANDER (BRASIL) S.A.

Publicly held Company with Authorized Capital

Corporate Taxpayers ID (CNPJ/ME) No. 90.400.888/0001-42

Company Registration (NIRE) 35.300.332.067

Minutes of the Board of Directors Meeting held on July 29, 2020

DATE, TIME AND PLACE: On July 29, 2020, at 3 p.m., by videoconference, the Board of Directors of Banco Santander (Brasil) S.A. (“Company” or “Santander”) has met, with the attendance of all of its members.

MEETING BOARD: Álvaro Antônio Cardoso de Souza, Chairman. Beatriz Outeiro, Secretary.

AGENDA: To resolve on (i) the proposal for the merger of Bosan Participações S.A. (“Bosan”) by the Company (“Proposal for the Merger of Bosan”), under the terms of the Private Instrument of Protocol and Justification of Merger of Bosan by Santander, entered into on July 29, 2020 ("Protocol and Justification of Bosan”); (ii) the proposal for the merger of Banco Olé Consignado S.A. (“Banco Olé” and, jointly with Bosan, “Merged Companies”) by the Company (“Proposal for the Merger of Banco Olé”), under the terms of the Private Instrument of Protocol and Justification of Merger of Banco Olé by Santander, entered into on July 29, 2020 ("Protocol and Justification of Banco Olé”); and (iii) the call of an Extraordinary General Meeting of the Company to be held on August 31, 2020, at 3 p.m., to resolve on the following Agenda: (a) to ratify the hiring of PricewaterhouseCoopers Auditores Independentes, a specialized company responsible for preparing the corresponding appraisal reports of the Merged Companies (“Appraisal Reports”); (b) to approve the Appraisal Reports; (c) to approve the Protocol and Justification of Bosan; (d) to approve the merger of Bosan by the Company, pursuant to article 227 of Law No. 6,404/76, as amended (“Merger of Bosan”), under the terms of the Protocol and Justification of Bosan, with the consequent extinction of Bosan; (e) to approve the Protocol and Justification of Banco Olé; (f) to approve the merger of Banco Olé by the Company, pursuant to article 227 of Law No. 6,404/76, as amended (“Merger of Banco Olé” and, jointly with Merger of Bosan, the “Mergers”), under the terms of the Protocol and Justification of Banco Olé, with the consequent extinction of Banco Olé; and (g) to authorize the managers of the Company to perform all necessary and/or convenient acts for the implementation of the Mergers.

RESOLUTIONS: Made the necessary clarifications, the attending members of the Board of Directors resolved:

(i)         To approve, ad referendum of the Extraordinary General Meeting of the Company to be held, the Proposal for the Merger of Bosan, under the terms of the Protocol and Justification of Bosan. The Protocol and Justification of Bosan establishes the general terms and conditions of the intended operation, its justifications, as well as the valuation criteria of the assets to be absorbed by the Company. Due to the absence of shareholders other than the Company itself in the capital stock of Bosan, which is a wholly-owned subsidiary of the Company, there will be no substitution of shares of non-controlling shareholders of Bosan for shares issued by the Company, as well the intended Merger of Bosan will not result in an increase in the Company's capital stock, nor, any change in the equity interest of the Company's shareholders. The members of the Board of Directors also expressed themselves in favor of the Merger of Bosan and decided to submit it to the approval of the Company's shareholders, at an Extraordinary General Meeting, as well authorized the signature of the Protocol and Justification of Bosan by the

[Free English Translation]

management bodies and the publication of a material fact, pursuant to CVM Instruction 358/02, as amended.

(ii)        To approve, ad referendum of the Extraordinary General Meeting of the Company to be held, and subsequent act to the Merger of Bosan as item (i) above, the Proposal for the Merger of Banco Olé, under the terms of the Protocol and Justification of Banco Olé. The Protocol and Justification of Banco Olé establishes the general terms and conditions of the intended operation, its justifications, as well as the valuation criteria of the assets to be absorbed by the Company. Due to the absence of shareholders other than the Company itself, whether directly and/or indirectly, in the capital stock of Banco Olé, which is a wholly-owned subsidiary of the Company, there will be no substitution of shares of non-controlling shareholders of Banco Olé for shares issued by the Company, as well the intended Merger of Banco Olé will not result in an increase in the Company's capital stock, nor, any change in the equity interest of the Company's shareholders. The members of the Board of Directors also expressed themselves in favor of the Merger of Banco Olé and decided to submit it to the approval of the Company's shareholders, at an Extraordinary General Meeting, as well authorized the signature of the Protocol and Justification of Banco Olé by the management bodies and the publication of a material fact, pursuant to CVM Instruction 358/02, as amended.

(iii)      To call an Extraordinary General Meeting of the Company to be held on August 31, 2020, at 3 p.m., to resolve on the following Agenda: (a) to ratify the hiring of PricewaterhouseCoopers Auditores Independentes, a specialized company responsible for preparing the corresponding Appraisal Reports; (b) to approve the Appraisal Reports; (c) to approve the Protocol and Justification of Bosan; (d) to approve the Merger of Bosan, under the terms of the Protocol and Justification of Bosan, with the consequent extinction of Bosan; (e) to approve the Protocol and Justification of Banco Olé; (f) to approve the Merger of Banco Olé, under the terms of the Protocol and Justification of Banco Olé, with the consequent extinction of Banco Olé; and (g) to authorize the managers of the Company to perform all necessary and/or convenient acts for the implementation of the Mergers.

ADJOURNMENT: There being no further matters to be resolved, the Meeting was finalized, and these minutes have been prepared, which were read, approved, and signed by all the attendees. Board: Álvaro Antônio Cardoso de Souza, Chairman. Beatriz Outeiro, Secretary. Directors: Mr. Álvaro Antônio Cardoso de Souza – Chairman; Mr. Sergio Agapito Lires Rial – Vice Chairman; Deborah Stern Vieitas, Deborah Patricia Wright, José Antonio Alvarez Alvarez, José de Paiva Ferreira, José Maria Nus Badía, Marília Artimonte Rocca and Pedro Augusto de Melo – Directors.

I certify that this is a true transcript of the minutes recorded in the Minutes of the Board of Directors Meetings Book of the Company.

Beatriz Outeiro

Secretary

(This signature page belongs to the minutes of the Board of Directors' meeting of

Banco Santander (Brasil) S.A. held on July 29, 2020, at 3:00 pm).

 SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: July 29, 2020

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Angel Santodomingo Martell
Angel Santodomingo Martell Vice - President Executive Officer